September 11, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

RE:	Snowflake Inc.
Registration Statement on Form S-1
File No. 333-248280

Acceleration Request
Requested Date: September 15, 2020
Requested Time: 4:00 PM, Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, as representative of the several underwriters, hereby joins Snowflake Inc. in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248280) (the “Registration Statement”) to become effective on September 15, 2020, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

cc:	Derk Lupinek, Snowflake Inc.
Jon C. Avina, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP
[Signature Page to Acceleration Request]